CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS
ANNUAL MEETING OF LIMITED PARTNERS

ATHENS, GREECE, July 14, 2016 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens on July 13, 2016.  At that meeting:

1.	Evangelos G. Bairactaris was re-elected to act as a Class III Director until the Partnership’s 2019 annual meeting of Limited Partners (“Proposal One”);

2.	Keith Forman was re-elected to act as a second Class III Director until the Partnership’s 2019 annual meeting of Limited Partners (“Proposal Two”); and

3.	The appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., as independent auditor, was ratified (“Proposal Three”).

No other actions were taken at the meeting.

Proposal One and Proposal Two were respectively approved by 57.64% and 96.89% of the Partnership’s common units entitled to vote and represented at the meeting (excluding common units owned by the Partnership’s sponsor, Capital Maritime & Trading Corp., and its affiliates).  Proposal Three was approved by 99.05% of the Partnership's common units and Class B Convertible Preferred Units entitled to vote and represented at the meeting, voting together as a single class (representing 49.40% of the Partnership’s outstanding common units and Class B Convertible Preferred Units).

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 35 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Gerasimos (Jerry) Kalogiratos
CEO and CFO
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.